[redacted]NITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
(Amendment No. 4)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Western Keltic Mines Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Sherwood Copper Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

95848F102
(CUSIP Number of Class of Securities (if applicable)

John McConnell, President and Chief Executive Officer
Western Keltic Mines Inc.
Suite 600
888 Dunsmuir Street
Vancouver, BC
V6C 3K4
Tel. (604) 682-8414

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 24, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Letter to shareholders dated December 24, 2007*
2. Offer to purchase and circular dated December 24, 2007*
3. Letter of transmittal*
4. Notice of guaranteed delivery*
5. Notice of extension dated January 29, 2008*
6. Notice of extension dated February 12, 2008*
7. Notice of extension dated February 22, 2008

---

* Previously filed

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This Offer does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Accordingly, the common shares of the Offeror may not be offered, directly or indirectly, and this Offer may not be distributed, in any jurisdiction where the Offer would not be permitted under applicable Laws.

This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

February 22, 2008

NOTICE OF EXTENSION
by

SHERWOOD COPPER CORP.

of its

OFFER TO PURCHASE

all of the outstanding common shares of
WESTERN KELTIC MINES INC.
on the basis of 0.08 Sherwood Shares
(the "Offer Consideration")
for each common share of Western Keltic Mines Inc.

Sherwood Copper Corporation ("**Sherwood**" or the "**Offeror**") hereby gives notice that it is extending its offer dated December 24, 2007, as extended on January 29, 2008 and February 12, 2008 (the "**Original Offer**"), to purchase, on and subject to the terms and conditions of the Original Offer, all of the outstanding common shares (the "**Western Keltic Shares**") of Western Keltic Mines Inc. ("**Western Keltic**"), including any Western Keltic Shares that may become outstanding after the date of the Original Offer but prior to the Expiry Time (as extended hereby) upon the conversion, exchange or exercise of any securities of Western Keltic that are convertible into or exchangeable or exercisable for Western Keltic Shares. This notice of extension (the "**Notice of Extension**") extends the Original Offer to 5:00 p.m. (Toronto time) on March 5, 2008. **Shareholders who have validly deposited and not withdrawn their Shares need take no further action to accept the Offer.**

On February 11, 2008, Sherwood took up 70,486,897 Western Keltic Shares representing approximately 85.6% of the Western Keltic Shares outstanding at the time.

On February 21, 2008, Sherwood took up an additional 5,011,517 Western Keltic Shares for an aggregate of 75,498,414 Western Keltic Shares having been taken up by Sherwood, representing approximately 91.7% of the Western Keltic Shares outstanding.

The Offer has now been extended and is open for acceptance until 5:00 p.m. (Toronto time) on March 5, 2008, unless the Offer is further extended or withdrawn.

Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

This Notice of Extension should be read in conjunction with the Offer and Circular dated December 24, 2007 and the Notices of Extension of the Offeror dated January 29, 2008 and February 22, 2008 respectively (collectively, the "**Offer and Circular**"). Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the original offer, as amended by this Notice of Extension, and all references in such documents to the "Circular" mean the original circular, as amended by this Notice of Extension. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

Any questions and requests for assistance may be directed to the Information Agent at Kingsdale Shareholder Services Inc. at 1-866-639-8111 (North American Toll Free Number)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Sherwood Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "US Securities Act"), provided by Rule 802 thereunder. No Sherwood Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Shareholders with investment decisions made in any other U.S. state or jurisdiction, or in a state named above in which Sherwood is not ultimately satisfied that all required regulatory approvals have been received ("Ineligible Shareholders") who would otherwise receive Sherwood Shares in exchange for their Western Keltic Shares may, at the sole discretion of Sherwood, have such Sherwood Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or willful misconduct), sell such Sherwood Shares on their behalf over the facilities of the TSXV and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Sherwood will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

Sherwood Shares issued to Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Shares in the Offer that bear a US Securities Act restrictive legend, any Sherwood Shares issued to you in exchange for such Shares shall also bear a US Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Sherwood Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See "Canadian Federal Income Tax Considerations" in Section 21 of the Circular and "United States Federal Income Tax Considerations" in Section 22 of the Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You should be aware that the Offeror may, subject to compliance with applicable Laws, purchase Shares otherwise than under the Offer, such as in open market purchases or privately negotiated purchases.

The Sherwood Shares are listed on the TSXV under the symbol "SWC". The Western Keltic Shares are listed on the TSXV under the stock symbol "WKM".

For a discussion of risks and uncertainties to consider in assessing the Offer, see "Additional Risk Factors Relating to Sherwood" in Section 7 of the Circular and the risks described in the Offeror's Annual Information Form for the year ended December 31, 2006, which is incorporated by reference in the Offer and Circular.

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Western Keltic Shares and all other required documents, at one of the offices of Computershare Investor Services Inc. (the "**Depositary**") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Western Keltic Shares described in Section 5 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Western Keltic Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Western Keltic Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Western Keltic Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Western Keltic Shares directly with the Depositary to accept the Offer.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the "Information Agent"). Contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the e at its office specified on the back page of this document. Additionally, copies of this document and related materials may be found at *www.sedar.com.*

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Western Keltic Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this Notice of Extension and the Offer and Circular and the Pro Forma Consolidated Financial Statements of Sherwood therein and in the documents incorporated by reference into the Offer and Circular, including information relating to the acquisition of Western Keltic and the future financial or operating performance of the Offeror and other statements that express management's expectations or estimates of future performance, constitute "forward-looking information". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets", "scheduled", "predicts", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking information". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The Offeror cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror's estimated future results, performance or achievements expressed or implied by that forward-looking information and the forward-looking information are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to:

(a) the Offeror may not acquire all of the outstanding shares of Western Keltic under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and, if it does not acquire 100% of the Western Keltic Shares, Sherwood may become a significant shareholder of Western Keltic but Western Keltic would continue to be operated as an independent company and certain efficiencies may not be realized in such circumstances;

(b) risks related to the Offeror's ability to generate material revenues or obtain adequate financing to fund the further exploration and development of its mineral properties, including the related shareholder dilution resulting from such financing;

(c) risks related to current exploration and development activities at the mineral properties of the Offeror and of Western Keltic and the uncertainty as to costs and timing of the development of new deposits that can be mined at a profit, including uncertainties relating to the geology, ore, grade, and recovery rates of such deposits;

(d) risks related to possible delays in obtaining governmental approvals or in the completion of development or construction activities at its mineral properties;

(e) risks pertaining to the fixed-price copper forward sales hedge program of the Offeror;

(f) uncertainties related to title to the mineral properties of each of the Offeror and Western Keltic;

(g) risks related to joint venture operations;

(h) risks related to governmental regulations and permitting requirements, including environmental regulations;

(i) risks relating to exploration, mining and reclamation activities;

(j) risks related to fluctuations in currency;

(k) competition in the mining industry;

(l) dependence on, and ability to attract and retain qualified management;

(m) risks related to the failure of plant, equipment or processes to operate as anticipated;

(n) conflicts of interest;

(o) risks pertaining to fluctuations in metal and commodity prices;

(p) risks related to the integration of any new acquisitions into the Offeror's existing operations;

(q) the potential for accidents or labour disputes;

(r) the Offeror's ability to acquire additional commercially mineable mineral rights; and

(s) risks related to negotiating access onto and developing or using First Nations settled land or unsettled First Nations land claims.

These factors are discussed in greater detail in the Offeror's Annual Information Form dated April 30, 2007, which is incorporated by reference in the Offer and Circular.

The following factors, among others, related to the business combination of Sherwood and Western Keltic could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking information: the Sherwood Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Sherwood and Western Keltic may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Western Keltic may not be fully realized by Sherwood or not realized within the expected time frame. See Sections 3 and 5 of the Circular, "Background to the Offer" and "Purpose of the Offer and Sherwood's Plans for Western Keltic". These factors are not intended to represent a complete list of the factors that could affect Sherwood and the combination of Sherwood with Western Keltic. Additional risk factors are noted elsewhere in the Offer and Circular.

The Offeror's forward-looking information is based on the expectations, beliefs and opinions of management on the date on which the statements are made. The Offeror disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable law. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking information.

INFORMATION CONCERNING WESTERN KELTIC

Except as otherwise indicated, the information concerning Western Keltic contained in this Notice of Extension and the Offer and Circular, including information incorporated therein by reference, has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Sherwood has no knowledge that would indicate that any statements contained herein concerning Western Keltic taken from or based upon such documents and records are untrue or incomplete, neither Sherwood nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Western Keltic's financial statements, or for any failure by Western Keltic to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to Western Keltic. Sherwood has no means of verifying the accuracy or completeness of Western Keltic's financial statements.

NOTICE TO HOLDERS OF OPTIONS, WARRANTS AND OTHER CONVERTIBLE, EXCHANGEABLE OR EXERCISABLE SECURITIES

The Offer is made only for Western Keltic Shares and is not made for any options, warrants or other rights to acquire Western Keltic Shares. Any holder of options, warrants or other rights to acquire Western Keltic Shares who wishes to accept the Offer should, to the extent permitted by their respective terms and applicable law, fully exercise, convert or exchange such options, warrants or other rights in order to obtain certificates representing Western Keltic Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holder of such options, warrants or other rights to acquire Western Keltic Shares will have certificates representing the Western Keltic Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

If any holder of options to acquire Western Keltic Shares ("**Western Keltic Options**") under the Western Keltic Option Plan (as defined in the Glossary below) does not exercise such Western Keltic Options prior to the Expiry Time, such Western Keltic Options, subject to obtaining all necessary approvals, will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted under the terms of the Western Keltic Option, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, the holder of a Western Keltic Option will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Option to become the registered holder of Western Keltic Shares prior to the Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic — Treatment of Western Keltic Options and Western Keltic Warrants".

If any holder of share purchase warrants to acquire Western Keltic Shares ("**Western Keltic Warrants**") does not exercise such Western Keltic Warrants prior to the Expiry Time, such Western Keltic Warrants will, subject to obtaining all necessary regulatory approvals, remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule (if any) and exercise prices, except that, to the extent permitted, under the terms of the Western Keltic Warrants, after completion of a Subsequent Acquisition Transaction, a holder of a Western Keltic Warrant will, on exercise thereof, acquire that number of Sherwood Shares that such holder would have been entitled to receive as a result of the Offer if such holder had exercised such Western Keltic Warrant to become the registered holder of Western Keltic Shares prior to the Subsequent Acquisition Transaction. See Section 5 of the Circular, "Purpose of the Offer and Sherwood's Plans for Western Keltic — Treatment of Western Keltic Options and Western Keltic Warrants".

The tax consequences to holders of Western Keltic Options or Western Keltic Warrants of exercising or not exercising their Western Keltic Options or Western Keltic Warrants are not described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 22 of the Circular, "Certain United States Federal Income Tax Considerations". Holders of Western Keltic Options and Western Keltic Warrants are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Western Keltic Options or Western Keltic Warrants.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "C$" or "dollars" in this Notice of Extension and the Offer and Circular refer to Canadian dollars and all references to "US$" in this Notice of Extension and the Offer and Circular refer to United States dollars. Sherwood's financial statements that are incorporated by reference in the Offer and Circular are reported in Canadian dollars and are prepared in accordance with Canadian GAAP. Western Keltic's financial statements that are incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in this Notice of Extension and the Offer and Circular, including information incorporated by reference, and disclosure documents of Sherwood that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources", "indicated resources" and "inferred resources". Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. In addition, the terms "mineral reserves", "proven reserves" and "probable reserves", as used in this Notice of Extension and the Offer and Circular and the information incorporated by reference herein, have the meanings defined under Canadian securities laws. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (**"NI 43-101"**) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in Notice of Extension and the Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

NOTICE OF EXTENSION

February 22, 2008

TO: THE SHAREHOLDERS OF WESTERN KELTIC

This Notice of Extension amends and supplements the Offer pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained in the Offer and Circular, all of the outstanding Shares.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the original offer dated December 24, 2007 (as amended by the Notices of Extension dated January 29, 2008 and February 12, 2008 respectively) and all references in such documents to the "Circular" mean the original Offer and Circular dated December 24, 2007 (as amended by the Notices of Extension dated January 29, 2008 and February 12, 2008 respectively), as amended by this Notice of Extension.

Capitalized terms used in this Notice of Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

1. Extension of the Offer

The Offeror has extended the expiry of the Offer to 5:00 p.m. (Toronto time) on March 5, 2008, unless the Offer is further extended or withdrawn. Accordingly, the definitions of "Expiry Date" and "Expiry Time" in the "Glossary" section of the Offer and Circular is deleted and replaced by the following:

"**Expiry Date**" means March 5, 2008 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time extending the period during which Western Keltic Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

In addition, all references to January 29, 2008 (as amended to "February 21, 2008" pursuant to the Notice of Extension of the Offeror dated February 12, 2008) in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to March 5, 2008.

2. Recent Developments

On February 11, 2008, Sherwood took up and accepted for payment 70,486,897 Western Keltic Shares, representing approximately 85.6% of the Western Keltic Shares outstanding at the time. On February 14, 2008, Sherwood issued an aggregate of 5,638,951 Sherwood Shares in payment for the Western Keltic Shares so taken up.

As of February 21, 2008, an aggregate of 5,011,517 Western Keltic Shares, representing approximately 6.1% of Western Keltic Shares outstanding, had been validly deposited under the Offer and not withdrawn. Sherwood took up and accepted for payment all such shares.

3. Manner of Acceptance

Shares may be deposited to the Offer in accordance with the provisions of Section 5 of the Offer, "Manner of Acceptance".

4. Take up of and Payment for Deposited Shares

On February 11, 2008, Sherwood took up and accepted for payment 70,486,897 Western Keltic Shares, representing approximately 85.6% of the Western Keltic Shares outstanding at the time. On February 14, 2008, Sherwood issued an aggregate of 5,638,951 Sherwood Shares in payment for the Western Keltic Shares so taken up.

As of February 21, 2008, 5,011,517 Western Keltic Shares, representing approximately 6.1% of the Western Keltic Shares outstanding, had been validly deposited under the Offer and not withdrawn. On February 21, 2008, the Offeror took up and accepted for payment such Western Keltic Shares. Sherwood intends to issue Sherwood common shares in payment for the tendered Western Keltic Shares on or before February 26, 2008.

Any Western Keltic Shares validly deposited under the Offer, and not validly withdrawn, after the take-up of Western Keltic Shares on February 21, 2008 but before the Expiry Time will be taken up and paid for within ten days of the deposit of such Western Keltic Shares. See section 3 of the Offer, "Take-Up and Payment for Deposited Western Keltic Shares".

5. Right to Withdraw Deposited Shares

Western Keltic Shares deposited under the Offer after the taking up of an aggregate of 75,498,414 Western Keltic Shares by the Offeror on February 11, 2008 and February 21, 2008 respectively may be withdrawn by or on behalf of the depositing Shareholder at any time before the Western Keltic Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, "Right to Withdraw Deposited Western Keltic Shares" for additional details.

Shareholders will maintain their right to withdraw their Western Keltic Shares at any time during the extended Offer period until the Western Keltic Shares so deposited are taken up by Sherwood.

6. Consequential Amendments to the Offer and Circular and Other Documents

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

7. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Western Keltic with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Western Keltic Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8. Directors' Approval

The contents of this Notice of Extension have been approved, and the sending thereof to the security holders of Western Keltic has been authorized, by the Board of Directors of the Offeror.

CERTIFICATE

The contents of the Notice of Extension have been approved, and the sending thereof to the securityholders of Western Keltic has been authorized, by the Board of Directors of the Offeror.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: February 22, 2008

(Signed) STEPHEN P. QUIN President and Chief Executive Officer	(Signed) RICHARD GODFREY Chief Financial Officer

On behalf of the board of directors

(Signed) COLIN BENNER Director	(Signed) ROY HUDSON Director

Any questions and requests for assistance may be directed to:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1 866 639 8111

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Depositary for the Offer may be contacted at the following telephone number and locations:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or Courier:
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Inquiries:
North American Toll Free: 1-800-564-6253
Outside of North America: 1-514-982-7555
E-mail: corporateactions@computershare.com

BOWNE
PRINTED IN CANADA

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
1.1*	Press release dated January 30, 2008
1.2*	Press release dated February 11, 2008
1.3	Press release dated February 22, 2008
2.1*	The filing person's annual information form for the year ended December 31, 2006 dated as of April 30, 2007
2.2*	The filing person's audited annual consolidated financial statements as at December 31, 2006 and November 30, 2005 and for the 13-month period ended December 31, 2006 and the year ended November 30, 2005 together with the auditors' report thereon and the notes thereto
2.3*	The filing person's management's discussion and analysis of operations and financial condition for the 13-month period ended December 31, 2006
2.4*	The filing person's unaudited interim consolidated financial statements as at, and for the nine month period ended, September 30, 2007 together with the notes thereto
2.5*	The filing person's management's discussion and analysis of operations and financial condition for the nine months ended September 30, 2007
2.6*	The filing person's management information circular dated as of April 21, 2007 as amended by addendum dated May 16, 2007 prepared in connection with the annual and special meeting of shareholders held by June 6, 2007
2.7*	The filing person's material change report dated June 1, 2007
2.8*	The filing person's material change report dated December 7, 2007
2.9*	The filing person's material change report dated December 18, 2007

* Previously filed

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently herewith.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERWOOD COPPER CORPORATION

Stephen P. Quin
President and Chief Executive Officer

February 22, 2008

SHERWOOD COPPER CORP.

SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6 CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

PRESS RELEASE
FOR IMMEDIATE RELEASE

February 22, 2008 **#08-07**

Sherwood Acquires 91.7% of Western Keltic Shares & Extends Offer for Remaining Shares

Sherwood will move to acquire all of remaining Western Keltic Shares

VANCOUVER, BRITISH COLUMBIA - Sherwood Copper Corporation ("Sherwood") (SWC: TSX-V) is pleased to announce that it has acquired an additional 5,011,517 common shares of Western Keltic Mines Inc. ("Western Keltic") under Sherwood's offer (the "Offer") for all of the outstanding common shares of Western Keltic (the "Western Keltic Shares").

Sherwood has now acquired a total of 75,498,414 Western Keltic common shares, representing approximately 91.67% of the outstanding Western Keltic Shares.

Sherwood intends to issue Sherwood common shares in payment for the recently tendered Western Keltic Shares on or before February 26, 2008.

Final Extension of Offer for Remaining Shares

In order to allow for the remaining Western Keltic Shares to be tendered to the Offer, Sherwood has extended, for the last time, its Offer to acquire all of the outstanding Western Keltic Shares for 0.08 of a common share of Sherwood for each Western Keltic Share to 5:00 p.m. (Toronto time) on March 5, 2008 (the "Extended Expiry Time"). This final extension will also permit holders of certain warrants, options and other similar securities of Western Keltic to exercise their warrants, options and similar securities and tender their Western Keltic Shares to the Offer, thereby facilitating the ability of those holders to receive Sherwood common shares.

A Notice of Extension has been filed with Computershare Investor Services Inc., the Depositary under the offer. The Notice of Extension will be mailed to Western Keltic shareholders and will be filed with the applicable securities regulators in Canada.

Second Step Transaction

After the Extended Expiry Time, Sherwood intends to commence a compulsory acquisition or a subsequent acquisition transaction to acquire all of the remaining Western Keltic Shares not already owned by Sherwood at the same price of 0.08 of a Sherwood common share for each Western Keltic Share after the Extended Expiry Time.

Early Warning Requirements under Applicable Securities Laws

As a result of the taking up and acceptance of payment of the Western Keltic Shares recently deposited to the Offer, Sherwood has acquired an aggregate of 75,498,414 common shares of Western Keltic, which represents approximately 91.67% of the outstanding common shares of Western Keltic. At present, Sherwood has extended its takeover bid for all of the outstanding common shares of Western Keltic and intends to acquire 100% of the outstanding common shares of Western Keltic subject to the terms and conditions set out in Sherwood's Offer and Take-Over Bid Circular. A copy of the early warning report filed pursuant to the applicable securities legislation is available online at www.sedar.com under Western

Keltic's profile or may be obtained by contacting Sherwood at 860-625 Howe Street Vancouver, BC V6C 2T6, tel (604) 687-7545, fax (604) 689-5041.

Additional Information

On December 24, 2007, Sherwood filed an offer and take-over bid circular (the "Take-over Bid Circular") related to its Offer for the outstanding common shares of Western Keltic, which circular was accompanied by the directors' circular of the Board of Directors of Western Keltic (the "Directors' Circular") in which the Western Keltic board unanimously recommended that shareholders of Western Keltic accept the offer and tender their common shares. On January 29, 2008, Sherwood extended the expiry time of its Offer from 5:00 p.m. (Toronto time) on January 29, 2008 to 5:00 p.m. (Toronto time) on February 11, 2008. On February 12, 2008, Sherwood further extended the expiry time of its Offer to 5:00 p.m. (Toronto time) on February 21, 2008. For additional details, investors and securityholders of Western Keltic are strongly encouraged to read the terms and conditions of the Offer, the additional information in the Take-over Bid Circular and the Directors' Circular mailed on December 24, 2007 and filed on SEDAR, as well as the two Notices of Extension dated January 29, 2008 and February 12, 2008, also filed on SEDAR.

Kingsdale Shareholder Services Inc. is the information agent for the Offer. If you have any questions, please do not hesitate to contact Kingsdale Shareholder Services Inc. toll-free in North America at 1-866-639-8111.

About Sherwood Copper

Sherwood has 100% ownership of the high-grade open pit Minto copper-gold mine located in the Yukon Territory of Canada. Sherwood acquired the Minto Project in June 2005 and, in just two years from its acquisition, completed a bankable feasibility study, arranged project financing, and built a $100 million open pit copper-gold mine. Commercial production commenced on October 1, 2007. In parallel with these development activities, Sherwood has been running a very successful exploration program that has resulted in multiple discoveries of high grade copper-gold mineralization across its Minto Mine property. A recent pre-feasibility indicates how production at the project could be increased as a result of this exploration success. Sherwood plans to continue this "growth from within" strategy, along with further operational optimizations, in its relentless pursuit of value.

Notice to U.S. Shareholders of Western Keltic

As a result of restrictions under United States securities laws, no Sherwood shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Sherwood is satisfied that the investment decision is being made in Idaho, Iowa, Kansas, Maine, Michigan, Minnesota, Missouri, Nevada, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota or Vermont, and that all required regulatory approvals have been received. Western Keltic shareholders with investment decisions made in any other U.S. state or jurisdiction, or in a state named above in which Sherwood is not ultimately satisfied that all required regulatory approvals have been received who would otherwise receive Sherwood shares in exchange for their Western Keltic shares may, at the sole discretion of Sherwood, have such Sherwood shares issued on their behalf to a selling agent, which shall, as agent for such Western Keltic shareholders (and without liability, except for gross negligence or willful misconduct), sell such Sherwood shares on their behalf over the facilities of the TSX-V and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such shareholders.

The Offer is being made for the securities of a Canadian issuer and the Offer and Take-over Bid Circular have been prepared in accordance with the disclosure requirements of Canada. Western Keltic shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Take-over Bid Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to

Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by Western Keltic shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Sherwood is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named in the Offer and Take-over Bid Circular may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Sherwood and said persons may be located outside the United States.

You should be aware that Sherwood may, subject to compliance with applicable laws, purchase Western Keltic shares otherwise than under the Offer, such as in open market purchases or privately negotiated purchases.

On behalf of the board of directors
SHERWOOD COPPER CORPORATION

"Stephen P. Quin"

Stephen P. Quin
President & CEO

Investor Contacts:
Sherwood Copper:
Stephen P. Quin 604.687-7545 or Brad Kopp 604-687-7545

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

Forward-Looking Statements

This document may contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements.

END